    News release

Zi Corporation Licenses eZiText to HangZhou Skynatcom;

Further Expands into Growing Chinese Market

Agreement with China-based Handset Vendor Broadens Reach into Key Chinese Market;

Continues Zi's Lead in Licensing to Local Chinese OEMs

CALGARY, AB, June 30, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has broadened its reach into the world's largest and most important wireless handset market - the People's Republic of China - by licensing its user-friendly eZiText® predictive text input technology to HangZhou Skynatcom Telecommunication Technology Co. Ltd, a privately-owned, China-based handset manufacturer located in Hangzhou. The agreement calls for Zi to receive initial license, engineering and implementation fees as well as a royalty for each unit sold.

With the addition of the Skynatcom agreement, Zi has licensed its proprietary text input technology to more than 25 local Chinese manufacturers who now make up the fastest growing segment of the large and rapidly growing Chinese wireless handset market. The market share of domestic handset manufacturers within China has grown from only 15 percent in 2001 to 30 percent in 2002 and is expected to be 45 percent by the end of 2003, according to an analysis by Norson Telecom Consulting, a leading research firm specializing in the Chinese telecom market.

"This licensing agreement represents another important strategic milestone for Zi as it furthers our penetration into the world's largest and most important market - China," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "More importantly, it further demonstrates our growing partnership initiatives with local Chinese manufacturers who are quickly capturing significant handset market share within their own country. Chinese based handset manufacturers are now considered among the most agile telecom manufacturers in the world and we look forward to working and growing with them."

Skynatcom selected Zi because of the Company's ability to "quickly and effectively integrate the complex Chinese language into the mobile handset technology, as well as give users a richer and more personal experience," said Mr.Huang Dacheng, Vice Director of Engineering Department.

Skynatcom has licensed the Zi technology for use in simplified Chinese, traditional Chinese and English. Skynatcom serves two telecom operators, China Netcom and China Telecom, who are looking to address the wireless needs of their subscriber bases, especially within large cities such as Shanghai and Beijing.

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNe™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:
Allen & Caron Inc	Zi Corporation
Jill Bertotti	Dale Kearns, Chief Financial Officer
Phone: (949) 474-4300	Phone: (403) 233-8875
E-mail: jill@allencaron.com	E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com